Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Historical		Pro Forma(1)
	Year Ended September 30, 2012	Six Months Ended March 31, 2013	Year Ended September 30, 2012	Six Months Ended March 31, 2013
Pre-tax income	313,304	181,519	313,304	181,519
Interest expense	6,460	10,955	14,279	14,864
Capitalized interest	32,936	15,560	32,936	15,560
Earnings	319,764	192,474	319,764	192,474
Ratio of earnings to fixed charges	8.1x	7.3x	6.8x	6.3x

(1)	The pro forma calculation assumes that the notes were issued on, and accrued interest from, October 1, 2011 for the year ended September 30, 2012 and October 1, 2012 for the six months ended March 31, 2013 and that the net proceeds were used, on the first day of each fiscal quarter, to reduce amounts outstanding under our senior secured revolving credit facility at the end of such quarter. The calculation also assumes that such net amount outstanding under the credit facility, if any, was outstanding for the full fiscal quarter.

For purposes of this table, “earnings” consists of income before income taxes plus fixed charges and less capitalized interest. “Fixed charges” consists of interest expense and capitalized interest.